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                                                                   EXHIBIT 99(a)

                                                                     May 8, 1994

The Board of Directors
NBB Bancorp, Inc.
174 Union Street
New Bedford, MA 02740

Members of the Board:

     You have requested our opinion as investment bankers as to the fairness, from a financial point of view, to holders of shares of common stock, $0.10 par value (the "Company Common Stock"), of NBB Bancorp, Inc. (the "Company") of the consideration to be received by such shareholders in the proposed merger (the "Merger") of the Company with a wholly-owned subsidiary of Fleet Financial Group, Inc. ("Fleet") pursuant to the Agreement and Plan of Merger, to be dated as of May 9, 1994, (the "Agreement") between the Company and Fleet. Under the terms of the Agreement, each outstanding share of Company Common Stock will be converted into the right to receive $48.50 either in cash or in shares of common stock, $1.00 par value (the "Fleet Common Stock"), of Fleet and approximately
0.277 warrants to purchase one share of Fleet Common Stock determined as provided and subject to the limitations set forth in the Agreement.

     As you are aware, Salomon Brothers Inc from time to time has provided investment banking and financial advisory services to the Company for which we have received customary compensation. Such services have included acting as a manager in the initial public offering of Company Common Stock on March 12, 1987. Salomon Brothers Inc from time to time has also provided investment banking and financial advisory services to Fleet for which we have received customary compensation. Such services have included acting as a managing underwriter of offerings of common stock, subordinated debt and senior debt by Fleet; acting as an agent for Fleet's medium term note program; acting as a managing underwriter for the initial public offering of common stock of Fleet Mortgage Group ("Fleet Mortgage"), an 80% owned subsidiary of Fleet, and acting as an agent for Fleet Mortgage's medium term note program. In addition, in the ordinary course of our business, we actively trade the debt and equity securities of Fleet and Fleet Mortgage and the equity securities of the Company for our own account and for the accounts of our customers and, accordingly, at any time may hold a long or short position in such securities.

     In arriving at our opinion, we have reviewed and analyzed, among other things, the following: (i) the May 8, 1994 draft of the Agreement; (ii) the Annual Reports on Form 10-K of the Company and Fleet for each year in the three-year period ended December 31, 1993; (iii) financial statements prepared by managements of the Company and Fleet for the three-month period ended March 31, 1994; (iv) the Report on Form 8-K of Fleet dated March 10, 1994; (v) certain other publicly available financial and other information concerning the Company and Fleet and the trading markets for the publicly traded securities of the Company and Fleet; (vi) certain other internal information, including projections, relating to the Company and Fleet, prepared by the managements of the Company and Fleet and furnished to us for purposes of our analysis; and
(vii) certain publicly available information concerning certain other depository institutions and holding companies, the trading markets for their securities and the nature and terms of certain other merger and acquisition transactions we believe relevant to our inquiry. We have also met with certain officers and representatives of the Company and Fleet to discuss the foregoing as well as other matters relevant to our inquiry.

     In conducting our review and in arriving at our opinion, we have relied upon and assumed the accuracy and completeness of the financial and other information provided to us or publicly available and have not attempted independently to verify the same. We have relied upon the managements of the Company and Fleet as to the reasonableness and achievability of the projections (and the assumptions and bases therefor) provided to us, and we have assumed that such projections reflect the best currently available estimates and judgments of the managements of the Company and Fleet and that such projections will be realized in the amounts and in the time periods currently estimated by the managements of the Company and Fleet. We have also assumed without independent verification that the allowances for loan losses for the Company and Fleet are adequate to cover such losses. We have not made or obtained any evaluations or appraisals of the
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properties or assets of the Company or Fleet, nor have we examined any individual loan credit files. It is understood that we were retained by the Board of Directors of the Company, and that our opinion as expressed herein is limited to the fairness, from a financial point of view, to the holders of the Company Common Stock of the consideration to be received in the Merger and does not address the Company's underlying business decision to proceed with the Merger.

     We have considered such financial and other factors as we have deemed appropriate under the circumstances, including among others the following: (i) the historical and current financial position and results of operations of the Company and Fleet, including interest income, interest expense, net interest income, net interest margin, non-interest income, non-interest expense, earnings, dividends, internal capital generation, book value, intangible assets, return on assets, return on shareholders' equity, capitalization, the amount and type of non-performing assets, loan losses and the reserve for loan losses, all as set forth in the financial statements for the Company and Fleet; (ii) the assets and liabilities of the Company and Fleet, including the loan and investment portfolios, deposits, other liabilities, historical and current liability sources, costs and liquidity; (iii) certain pro forma combined financial information for the Company and Fleet; (iv) historical and current market data for the Company Common Stock and Fleet Common Stock; and (v) the nature and terms of certain other merger and acquisition transactions involving depository institutions and holding companies. We have also taken into account our assessment of general economic, market and financial conditions and our experience in other transactions, as well as our experience in securities valuation and our knowledge of depository institutions and holding companies generally. Our opinion is necessarily based upon conditions as they exist and can be evaluated on the date hereof and on the information made available to us through the date hereof. This letter does not constitute a recommendation to the Board of Directors or to any shareholder of the Company with respect to any approval of the Merger.

     Based upon and subject to the foregoing, we are of the opinion as investment bankers that, as of the date hereof, the consideration to be received in the Merger is fair, from a financial point of view, to the holders of the Company Common Stock.

                                            Very truly yours,

                                            SALOMON BROTHERS INC